Exhibit A


05/06/03
E.ON today launches Group-wide structure and strategy project

E.ON is initiating a Group-wide structure and strategy project today called on*top. After successfully focusing on the core energy business and generating strong growth, E.ON is now turning its attention to exploiting the new Group's potential. Dr. Wulf H. Bernotat, CEO of E.ON AG, explains, "The principal objective is optimal integration of the acquired companies in the Group and to identify ways of achieving further value-added growth."

The specific subject matter of the on*top project is the further development of the E.ON Group's structures and strategy. The new organization will be created to optimize the synergies between electricity and gas, optimize margins, and build customer loyalty. Another goal is to adapt the role of E.ON AG - in particular with regard to the subsidiaries. The main aim of refining the Group's strategy is to achieve sustainable value-added growth in the medium to long term, and to raise performance in all divisions.

The on*top project closely involves all key shareholdings. Its results are expected to be available in summer.